Facsimile Cover Sheet

Studsvik®

02060643

82-5172

SUPPL

02 DEC 19 AM 3:41

To: Securities and Exchange Commission

Fax: 12029429624

From: Studsvik AB

Date: Thu 19 Dec 2002 06:21:03 AM EST

Headline: Decision by the arbitration court postponed

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

dlw 12/23

hugin

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Studsvik®

PRESS RELEASE

Datum – Date
December 19, 2002

Decision by the arbitration court postponed

The arbitration court in the dispute between Studsvik AB's subsidiary Studsvik, Inc. and the consortium Metric Constructors and Duke Engineering (Metric Duke) has requested a delay in reporting its decision. Studsvik and Metric Duke have both accepted the arbitration court's request. The decision is now expected to be presented before the end of January 2003.

Studsvik AB (Publ)

For further information please contact:
Hans-Bertil Håkansson, President and Chief Executive Officer, tel +46 155 22 10 26
or
Jerry Ericsson, Chief Financial Officer, tel +46 155 22 10 32

See also www.studsvik.se

Facts about Studsvik
Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) – Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.